        1                                              EXHIBIT 1

                    ADDENDUM TO AGREEMENT

     This Addendum dated as of this 11 day of July, 1996 (the "Addendum"), to the Agreement made as of the 2nd day of June, 1995 (the "Agreement"), by and between ADVANCED VIRAL RESEARCH CORP., with offices located at 1250 East Hallandale Beach Blvd., Hallandale, FL 33009 (the "Company") and AVIX INTERNATIONAL PHARMACEUTICAL CORP., with offices located at 4255 Route 9 North, Freehold Office
Plaza-Bldg. 5, Suite 2, Freehold, NJ 07728 ("AVIX").

     WHEREAS, the Company and AVIX desire to modify and amend the above referenced Agreement according the to terms and conditions of this Addendum, for the purpose of returning to the Company certain of the countries defined as the "Territory" in paragraph 1 in the Agreement, for granting to AVIX an additional country as part of said Territory, for deleting the penalty provision in paragraph 7(a) to the Agreement, and for extending the term of the Agreement in all other respects as provided hereunder.

     NOW THEREFORE, the parties agree to amend the Agreement pursuant to this Addendum as follows:

  1. The Company and AVIX agree that the Territory as defined shall specifically include the countries of China, Japan, Hong Kong, Taiwan, and Macao, and only in such countries (collectively, the "Territory"), but specifically excluding the countries of Malaysia, Singapore and Thailand.

  4. The Company and AVIX agree that AVIX is diligently pursuing efforts to obtain Approval, as defined in the Agreement, to market and sell RETICULOSE within its Territory, and therefore the Company agrees that AVIX shall be granted 12 additional months from June 2, 1996 to secure the necessary Approval, provided that AVIX shall continue to pay the Company $8,000 per month for each additional month during such 12 month period that AVIX shall pursue an Approval, unless AVIX shall obtain an Approval prior to the expiration of such 12 month period. In the event that AVIX shall obtain an Approval, then the Agreement shall remain in full force and effect according to all of the terms of the Agreement, except as modified herein. If AVIX does not obtain an Approval within 12 months from June 2, 1996, then the Agreement may be terminated unless the parties hereto may otherwise agree in writing.

  7. The provisions of paragraph 7(a) of the Agreement are specifically waived by the parties and shall be deemed null and void, from and after the date of this Addendum and any extension of the Agreement according to its terms.

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  Miscellaneous:

  (a) This Addendum to the Agreement constitutes the entire agreement by and between the parties hereto with respect to the subject matter specifically herein contained, and supersedes the prior Agreement among the parties hereto with respect to the provisions herein contained. This Addendum may not be modified, amended or terminated except by a written agreement signed by both parties to this Addendum.

  (b) This Addendum shall be governed by the laws of the State of Florida (without giving effect to the principles of conflicts of law).

  (c) This Addendum may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  (d) This Addendum shall be binding upon and inure to the benefit of the parties and their respective executors, successors and assigns.

  (e) This Addendum shall become effective upon the execution by the parties hereto.


  ADVANCED VIRAL RESEARCH CORP.    AVIX INTERNATIONAL PHARMACEUTICAL CORP.


  By:/s/William Bregman, Vice-President  By:/s/Leonard Cohen, President
        Name             (Title)               Name           (Title)